Exhibit 99.1

Postmedia Network Extends CEO Contract

TORONTO--(BUSINESS WIRE)--May 15, 2015--Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today announced the extension of President and CEO Paul Godfrey’s contract to December, 2018.

“As we undertake the integration of Postmedia and our newly acquired Sun Media assets, extending Paul’s contract provides important continuity for the vision and leadership of the Company,” said Rod Philips, Chair of the Board. “All of the directors are unanimous in their support of the extension and continue to hold a tremendous amount of confidence in Paul’s leadership.”

Paul Godfrey has been President and CEO of Postmedia and its subsidiary, Postmedia Network Inc., since its inception in July 2010.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

CONTACT:
Media Contact
Phyllise Gelfand, (416) 442-2936
Vice President, Communications
pgelfand@postmedia.com